SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                       (Amendment No. 25)


            Under the Securities Exchange Act of 1934

           International Family Entertainment, Inc.
                        (Name of Issuer)


         Class B Common Stock Par Value $0.01 Per Share
                (Title of Class and Securities)


                           45950M106
              (CUSIP Number of Class of Securities)



              James E. McKee, Gabelli Funds, Inc.,
     One Corporate Center, Rye, NY 10580-1434 (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                       August 27, 1997
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/

_________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC; OO-Funds of investment company clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,902,325 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,902,325 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,902,325 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      7.44%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC; OO-Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     5,674,580 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     5,816,330 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,816,330 (Item 5)
_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      14.90%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Associates Fund            I.D. No. 13-3246203
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     280,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     280,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      280,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.72%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Associates Limited     I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     47,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     47,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      47,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.12%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli & Company, Inc.            I.D. No. 13-2885006
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ______
                                                     /  X  /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     20,000  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     20,000  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      20,000  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.05%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      BD, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli & Company, Inc.           I.D. No. 13-3798449
      Profit Sharing Plan
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     40,600 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     40,600 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      40,600  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.10%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      EP
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Multimedia Partners, L.P.     I.D. No. 13-3782066
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC
 ________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     3,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     3,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.01%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      ALCE Partners, L.P.                 I.D. No. 13-3782067
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     48,300 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     48,300 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      48,300 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.12%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli International II Limited I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     16,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     16,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.04%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Performance Partnership L.P.   I.D. No. 13-3396569
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     143,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     143,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      143,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.37%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS(ENTITIES ONLY)
     Gabelli Foundation, Inc.          I.D. No. 94-2975159
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      NV
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     30,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     30,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.08%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      00-PRIVATE FOUNDATION
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli International Limited I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     258,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     258,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      258,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.66%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gabelli Securities, Inc.           I.D. No. 13-3379374
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     20,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     20,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      20,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /**
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.05%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, CO
_________________________________________________________________
**  Excludes stock owned beneficially by Gabelli & Company and GLI.
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Asset Management Company International Advisory Services Ltd.
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      00-Funds of clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Bermuda
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     10,500 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     10,500 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,500 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.03%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Lynch Corporation                      I.D. No. 38-1799862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     12,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     12,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /_____/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.03%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mario J. Gabelli
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

          This Amendment No. 25 to Schedule 13D on the Class B Common Stock of International Family Entertainment, Inc.(the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on January 22, 1993. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated ("Spinnaker"), Western New Mexico Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Ento-leter"), Lynch Telecommunications Corporation ("Lynch Telecom"), Lynch Telephone Corporation ("Lynch Telephone") and Inter-Commu-nity Telephone Company ("Inter-Community") (collectively, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institution-al and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
          The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administra-tive uniformity, these persons have decided to file their benefi-cial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
          (a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Funds, Inc. ("GFI"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GS-I"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli Interna-tional II Limited ("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multime-dia Partners, L.P. ("Multimedia Partners"), Gabelli Asset Manage-ment Company International Advisory Services Ltd. ("GIASL"),Gabe-lli Foundation, Inc. ("Foundation"), Mr. Gabelli, Lynch, Spinna-ker, Western New Mexico, Entoleter, Lynch Telecom, Lynch Tele-phone and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
          GAMCO, a wholly-owned subsidiary of GFI, is an invest-ment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services in the equity area for employee benefit plans, private investors, endowments and foundations.
          Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
          GLI, a wholly-owned subsidiary of GSI, is the trustee for the Gabelli-Rosenthal & Partners, L.P. Liquidating Trust.
          Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments.
GSI and Mr. Gabelli are the general partners of Gabelli Associ-
ates.
          GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's Common Stock will be offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. GSI is the investment manager of GAL.
          GSI, a majority-owned subsidiary of GFI, is a Delaware corporation which as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company.
          GFI is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above. In addition, GFI is an investment adviser regis-tered under the Advisers Act. GFI is an investment adviser which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convert-ible Securities Fund, Gabelli Capital Asset Fund, Gabelli Inter-national Growth Fund, Inc. and The Gabelli Global Interactive Couch Potato Fund (collectively, the "Funds"), which are regis-tered investment companies.
          The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
          GPP, a Delaware limited partnership, is a limited partnership whose primary business purpose is investing in securities. Mr. Gabelli is the general partner and chief invest-ment officer of GPP.
          GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. The investments of GIL are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL.
          GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securit-ies in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. The investments of GIL II are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL II.
       ALCE is a Delaware investment limited partnership that seeks long-term capital appreciation primarily through invest-ments in public and private equity securities. GSI is a general partner of ALCE.
       Multimedia Partners is a Delaware investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multi-media communications companies. GSI is a general partner of Multimedia Partners.
       GIASL is a corporation whose primary business purpose is to provide advisory services to offshore funds.
       The Foundation is a private foundation. Mr. Gabelli is the President, a Trustee and the Investment Manager of the Founda-tion.
       Lynch, an Indiana corporation, is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in communications, services, and manufactured pro-ducts. Spinnaker, a Delaware subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ System. Spinnaker is a diversified manufacturing firm with major subsid-iaries in specialty adhesive-backed materials business. Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone services in an area 40 miles west of Fargo, North
Dakota.   Lynch and Spinnaker actively pursue new business ven-
tures and acquisitions. Lynch and its affiliates make invest-ments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisi-tions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securi-ties. Mr. Gabelli is Chairman of Lynch and owns beneficially 23.52% of the shares of common stock of Lynch.
          Mr. Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the Chief Investment Officer for each of the Reporting Persons other than GIASL. GFI, in turn, is the sole stockholder of GAMCO. GFI is also the majority stockholder of GSI. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI.
          The Reporting Persons do not admit that they constitute a group.
          GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI is a Delaware corporation, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a Delaware limited partnership having its principal business office at 8 Sound Shore Drive, Greenwich, Connecticut 06830. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580-1434. GAL and GIL are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town, Grand Cayman, British West Indies. GIL II is a corporation organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies. GIASL is a Bermuda corporation with its principal business office at c/o Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
Lynch is an Indiana corporation having its principal business office at 8 Sound Shore Drive, Greenwich, CT 06830. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO. The order instituting the proceeding included a finding, which Gabelli & Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not specifically addressing the special circum-stances that arose from their affiliation with Lynch Corporation, a public company. To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating Section 15(f) of the 1934 Act and Section 204A of the Advisers Act, respectively. They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their Section 15(f) and Section 204A policies and procedures.
     (f) - Reference is made to Schedule I hereto.

Item 5.   Interest In Securities Of The Issuer
          Item 5 to Schedule 13D is amended, in pertinent part, as follows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 9,647,055 shares, repre-senting 24.72% of the 39,031,545 shares outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarter ended June 30, 1997. The Reporting Persons beneficially own those Securities as follows:







                              Shares of           % of
                              Class B             Class B
Name                          Stock               Common

ALCE:                           48,300                0.12%

Gabelli & Company:              20,000                0.05%

Gabelli Associates:            280,000                0.72%

GAL:                            47,000                0.12%

GFI:
  As Principal                       0                0.00%
  As Agent                   2,902,325                7.44%

GAMCO:
  As Principal                  20,000                0.05%
  As Agent                   5,796,330               14.85%

GIASL:                          10,500                0.03%

GIL:                           258,000                0.66%



GIL II:                         16,000                0.04%

GMP:                             3,000                0.01%

GPP:                           143,000                0.37%

GSI:                            20,000                0.05%

Plan:                           40,600                0.10%

Foundation:                     30,000                0.09%

Lynch                           12,000                0.03%

Mr. Gabelli                          0                0.00%

          Mr. Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons and GFI is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons other than Mr. Gabelli.
          (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that GAMCO Investors, Inc. does not have authority to vote
141,750 of the reported shares, and except that GFI has sole dispositive and voting power with respect to the shares of the Issuer held by the the Funds, so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and in that event, the Proxy Voting
Committee of each of the Funds shall respectively vote that Fund's shares, and except that, at any time, the Proxy Voting
Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such Fund under special circumstances such as regulatory considerations, and except that the power of Mr.
Gabelli and GFI is indirect with respect to Securities benefi-cially owned directly by other Reporting Persons.
          (c) Information with respect to all transactions in the Securities which were effected during the past sixty days by each of the Reporting Persons and Covered Persons is set forth on
Schedule II annexed hereto and incorporated herein by reference.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 29, 1997
                                 GABELLI FUNDS, INC.




                                   By:_________________________
                                      James E. McKee
                                      General Counsel



                                 GAMCO INVESTORS, INC.



                                   By:_________________________
                                      James E. McKee
                                      General Counsel



                                 GABELLI PERFORMANCE
                                 PARTNERSHIP, L.P.



                                   By:_________________________
                                      Mario J. Gabelli,
                                      General Partner
                                      by: James E. McKee
                                          Attorney-in-fact


                                GABELLI ASSET MANAGMENT COMPANY
                                          INTERNATIONAL ADVISORY SERVICES LTD


                                              By:__________________________
                                                 Marc J. Gabelli
                                                 Director
                                                 by: James E. McKee
                                                     Attorney-in-Fact



                                  MARIO J. GABELLI




                                  By:__________________________
                                     James E. McKee
                                     Attorney-in-Fact



                                  GABELLI INTERNATIONAL II LIMITED




                                  By:______________________________
                                     Mario J. Gabelli, Chairman
                                     and Investment Manager
                                     by: James E. McKee
                                         Attorney-in-Fact


                                  GABELLI INTERNATIONAL LIMITED




                                  By:______________________________
                                     Mario J. Gabelli, Chairman
                                     and Investment Manager
                                     by: James E. McKee
                                         Attorney-in-Fact


                                  GABELLI FOUNDATION, INC.




                                  By:______________________________
                                     Mario J. Gabelli, President
                                     by: James E. McKee
                                         Attorney-in-Fact








                                 LYNCH CORPORATION



                               By:_____________________________
                                  Mario J. Gabelli, Chairman
                                  and Chief Executive Officer
                                  by: James E. McKee
                                      Attorney-in-Fact

Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:
          The following sets forth as to each of the executive offi-cers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organiza-tion in which such employment is conducted. Unless otherwise speci-fied, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future viola-tions of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
                                   and Oak Technology; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief Execu-
                                   tive Officer of The Morgan Group,
                                   Inc.;
                                   Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            President
                                   Tulane University
                                   218 Gibson Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

     Marc J. Gabelli               Vice President


Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Stephen G. Bondi              Executive Vice President,
                                   Chief Financial and Admin-
                                   istrative Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary

_____________________

     * Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Funds, Inc. and of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, Inc.; Chairman and Chief Executive Officer of Lynch Corporation.

GAMCO Investors, Inc.

Directors:

     Mario J. Gabelli
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina M. Pitaro
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Executive Officer
                                   and Chief Investment Officer

     Joseph R. Rindler, Jr.        Chairman

     Douglas R. Jamieson           Executive Vice President

     Stephen G. Bondi              Vice President

     James E. McKee                Vice President, General Counsel
                                   and Secretary


Gabelli Securities, Inc.

Directors:

     Robert W. Blake               President of W.R. Blake
                                   & Sons, Inc.
                                   196-20 Northern Boulevard
                                   Flushing, NY  11358

     Douglas G. DeVivo             General Partner of ALCE
                                   Partners, L.P.
                                   One First Street, Suite 16
                                   Los Altos, CA  94022

     Ronald L. Gallatin            Consultant
                                   Gabelli Securities, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

     Francine Sommer               Chief Executive Officer of
                                   General Partner of Gabelli
                                   Multimedia Partners, L.P.
                                   One Corporate Center
                                   Rye, NY  10580

     Joseph R. Rindler, Jr.        See above









Officers:

     Gary P. Watson                Executive Vice President,
                                   Chief Financial and Admin-
                                   istrative Officer


     Stephen G. Bondi              Vice President

     James E. McKee                Secretary


Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Stephen G. Bondi              See above

     Donald C. Jenkins             Director of Research

Officers:

     James G. Webster, III         Chairman

     Stephen G. Bondi              Vice President

     Bruce N. Alpert               Vice President-Mutual Funds

     Walter K. Walsh               Compliance Officer

     James E. McKee                Secretary


GLI, Inc.
Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President










Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Officers:

     Kevin Bromley                 Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wight                  Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies








Gabelli Asset Management Company
International Advisory Services Ltd.

Directors:

     Marc J. Gabelli               See above-Gabelli Funds, Inc.

     Stephen G. Bondi              See Above-Gabelli Funds, Inc.

     Joseph R. Rindler, Jr.        See above-GAMCO Investors, Inc.

     Michael J. Burns              Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda




     Douglas Molyneux              Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda


Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10549





     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903

     Salvatore Muoio               S. Muoio & Co., LLC
                                   655 Third Avenue
                                   New York, NY 10017

     John C. Ferrara               110 Edward Place
                                   Stamford, CT  06905

Officers:

     Mario J. Gabelli              Chairman and Chief Executive Officer

     Joseph H. Epel                Treasurer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel


Spinnaker Industries, Inc.
600 N. Pearl Street
Suite 2160
Dallas, TX  75201

Directors:

     Joseph P. Rhein               5003 Central Avenue
                                   Ocean City, NJ  08226

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343

     Ned N. Fleming, III           Boyle, Fleming,
                                   George & Co., Inc.
                                   600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201


     Robert E. Dolan               See above Lynch Corporation

     Anthonie C. van Ekris         Chairman and Chief
                                   Executive Officer
                                   Balmac International, Inc.
                                   61 Broadway
                                   Suite 1900
                                   New York, NY  10006

Officers:

     James W. Toman                Controller

     Ned N. Fleming, III           President

     Richard J. Boyle              Chairman and
                                   Chief Executive Officer

     Robert A. Hurwich             Secretary

     Mark A. Matteson              Vice President, Corporate
                                   Development


Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Ned N. Fleming, III           See above-Spinnaker

     Mark A. Matteson              See above-Spinnaker

     James W. Toman                See above-Spinnaker

     Robert P. Wentzel             See above Entoleter


     James Fleming                 230 Saugatuck Avenue, Unit 8
                                   Westport, CT  06880

Officers:

     James W. Toman                Chief Financial Officer
                                   and Secretary

     Robert P. Wentzel             President

     Anthony R. Massaro            Vice President-Manufacturing


Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

Officers:

     Jack C. Keen                  Chairman of the Board

     Jack W. Keen                  President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Robert A. Hurwich             Assistant Treasurer




Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch Corporation

     Carmine P. Ceraolo            See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Leone A. Nilsen               President

     Roger J. Nilsen               P.O. Box 146
                                   Hannaford, ND 58448

     Duane A. Plecity              Secretary

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND  58011

Officers:

     Leone A. Nilsen               President

     Robert Snyder                 Vice President

     Duane A. Plecity              Secretary

     Harry B. Snyder               Treasurer

     Joseph H. Epel                Assistant Treasurer

     Robert A. Hurwich             Assistant Secretary


Lynch Telecommunications Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Richard A. Kiesling           2801 International Lane
                                   Suite 207
                                   Madison, WI  53740

     Jack C. Keen                  See above-Western New Mexico
                                   Telephone Company

     Robert A. Snyder              See above-Inter-Community
                                   Telephone Company

Officers:

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller


Lynch Telephone Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Robert E. Dolan               Controller

     Jack C. Keen                  Chairman

Officers:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller